Exhibit 99.1

Youdao Provides Update on PRC Regulatory Policy

Hangzhou, China – July 26, 2021 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, noted that the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a set of guidelines on July 24, 2021, aiming to ease the burden of excessive homework and after-school tutoring for students receiving compulsory education (the “Guidelines”). The Guidelines, among other things, require that all institutions offering online after-school tutoring on academic subjects in compulsory education be registered as non-profit organizations, obtain approval from the relevant regulatory authorities, and comply with various operational requirements with respect to class hours, faculty qualifications, tuition standards, advertising and others. In addition, the Guidelines prohibit all such tutoring businesses from raising funds through stock exchange listings or other capital-related activities. Foreign investments in school curriculum-based tutoring institutions through variable interest entity (VIE) arrangements, mergers and acquisitions or otherwise are also prohibited. Listed companies are banned from raising capital through equity offerings to invest in businesses offering tutoring on academic subjects in compulsory education. The Guidelines require that all businesses that have already violated these rules take corrective measures as appropriate.

Although the interpretation and implementation of the Guidelines remain uncertain, we expect the Guidelines to have material impacts on our K-12 course business, financial condition and corporate structure. As we are currently exploring measures to comply with the requirements in the Guidelines for our K-12 course business, we will continue to seek guidance from regulatory authorities to improve our operations in strict compliance with all laws and regulations, fulfil our social responsibilities, provide our users with high-quality, innovative products and services, and promote the long-term development of China’s education industry.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China. For more information, please visit: http://ir.youdao.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: youdao@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com